SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          SCHEDULE 13G
                         (Rule 13d-102)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)
                       (AMENDMENT NO. 1)

               Dairy Mart Convenience Stores, Inc.
                      (Name of Issuer)

                   Common Stock Class "B"
               (Title of Class of Securities)


                          233860105
                       (CUSIP Number)


                       December 31, 1999

   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          Rule 13d-1(b)

X         Rule 13d-1(c)

          Rule 13d-1(d)


CUSIP No. 233860105         13G                Page 1 of 5 Pages


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            FRANK COLACCINO

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                             (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

5.  SOLE VOTING POWER
90,682

6.  SHARED VOTING POWER
-0-

7.  SOLE DISPOSITIVE POWER
90,682

8.F  SHARED DISPOSITIVE POWER
-0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,682

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.3%

12.  TYPE OF REPORTING PERSON*
IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!


                                                 Page 2 of 5 Pages

Item 1(a).  Name of Issuer:

            Dairy Mart Convenience Stores, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            210 Broadway East, Cuyahoga Falls, OH  44222

Item 2(a).  Name of Person Filing:
            Frank Colaccino

Item 2(b)   Address of Principal Business Office or, if None, Residence:
            360 Bloomfield Avenue, Suite 208, Windsor, CT  06095

Item 2(c).  Citizenship:
            United States


Item 2(d).  Title of Class of Securities:
            Common Stock Class "B"

Item 2(e).  CUSIP Number:
            233 860 105

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) Broker or dealer registered under Section 15 of the Exchange Act.

         (b)  Bank as defined in Section 3(a) (6) of the Exchange
                 Act.

         (c) Insurance company as defined in Section 3(a) (19) of the Exchange Act.

         (d) Investment company registered under Section 8 of the Investment Company Act.

         (e)  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)  Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. X


                                                  Page 3 of 5 Pages

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:
                90,682

          (b)   Percent of class:
                6.3%

          (c)   Number of shares as to which such person has:

          (i)   Sole to power to vote or to direct the vote   90,682

          (ii)  Shared power to vote or to direct the vote      -0-

          (iii) Sole power to dispose or to direct the
                disposition of                                90,682

          (iv)  Shared power to dispose or to direct the
                disposition of                                  -0-

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [    ].

     Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


                                                 Page 4 of 5 Pages

                                NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

                                NOT APPLICABLE

Item 10. Certifications.

  (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2000
                                         /s/ Frank Colaccino
                                             Frank Colaccino

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of the person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


                                                     Page 5 of 5 Pages

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties for whom copies are to be sent.

    Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).